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Rider attached to and forming a part of Policy issued by MONY Life Insurance
Company of America

If any provision of this Rider is inconsistent with any provision of the Policy, the Rider provision controls the Rider.

MATURITY EXTENSION RIDER

Definitions - "Insured" means the insured named in the policy to which this rider is attached.

"Maturity Date" means the policy anniversary nearest the Insured's 95th birthday.

The Benefit - Subject to the provisions and limitations of this Rider, you may extend coverage beyond the original Maturity Date of the Policy until the date death proceeds become payable.

The death benefit payable upon death immediately after the original Maturity Date will be equal to the Policy's surrender value as of the original Maturity Date less any monthly deductions due but not paid, multiplied by the applicable death benefit percentage as of the original Maturity Date. The applicable Death Benefit percentage is as shown in the Policy.

After the original Maturity Date, the Death Benefit will be the then surrender value, multiplied by the applicable Death Benefit percentage as of the original Maturity Date.

Election to extend the Maturity Date may be made by sending written request to our Administrative Office. The election must be received by us at least 30 days but no more than 90 days before the original Maturity Date.

After the original Maturity Date, monthly deductions will no longer be deducted from the Policy's account value and additional premiums will no longer be accepted.

Rider Termination - This Rider will end on the earliest of:
(a) the Monthly Anniversary Day that falls on, or next follows the date we receive written request to end it;
(b) the date the Policy goes out of force; or
(c) the date death proceeds become payable.

On or after its end, this Rider will have no force.

The effective date of this Rider is the Date of Issue of the Policy.


Attached on its Date of Issue.


/s/ David S. Waldman
DAVID S. WALDMAN, Secretary